UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 64255 / April 8, 2011

ADMINISTRATIVE PROCEEDING
File No. 3-14164

In the Matter of **C-3D Digital, Inc.,** **California Clean Air, Inc.,** **CEC Properties, Inc.,** **Censtor Corp.,** **The Centennial Group, Inc.,** **Century Technologies, Inc., and** **Chief Consolidated Mining Co.,** 　　**Respondents.**	**ORDER MAKING FINDINGS AND REVOKING REGISTRATION OF SECURITIES PURSUANT TO SECTION 12(j) OF THE SECURITIES EXCHANGE ACT OF 1934 AS TO CHIEF CONSOLIDATED MINING CO.**

I.

The Securities and Exchange Commission ("Commission") deems it necessary and appropriate for the protection of investors to enter this Order submitted by Chief Consolidated Mining Co. ("Chief Consolidated Mining" or "Respondent") pursuant to Chief Consolidated Mining's Settlement Agreement with the Division of Enforcement of the Commission, Rule 240(a) of the Rules of Practice of the Commission, 17 C.F.R. § 201.240(a), for the purpose of settlement of these proceedings initiated against Respondent on December 17, 2010, and pursuant to Section 12(j) of the Securities Exchange Act of 1934 ("Exchange Act").

II.

Solely for the purpose of these proceedings and any other proceedings brought by or on behalf of the Commission, or to which the Commission is a party, and without admitting or denying the findings herein, except as to the Commission's jurisdiction over it and the subject matter of these proceedings, which are admitted, Respondent consents to the entry of this Order Making Findings and Revoking Registration of Securities Pursuant to Section 12(j) of the

Securities Exchange Act of 1934 as to Chief Consolidated Mining Co. ("Order"), as set forth below.

III.

On the basis of this Order and Respondent's Offer, the Commission finds that[1]:

      1. Chief Consolidated Mining (CIK No. 19913) is an Arizona corporation located in Eureka, Utah. At all times relevant to this proceeding, the securities of Chief Consolidated Mining have been registered with the Commission under Exchange Act Section 12(g). As of December 7, 2010, the company's common stock (symbol "CFCM") was quoted on the Pink Sheets.

      2. Chief Consolidated Mining has failed to comply with Exchange Act Section 13(a), and Rules 13a-1 and 13a-13 thereunder, because it has not filed any periodic reports since the period ended December 31, 2008.

IV.

In view of the foregoing, the Commission deems it necessary and appropriate for the protection of investors to impose the sanctions specified in Respondent's Offer.

Accordingly, it is hereby ORDERED that:

Pursuant to Exchange Act Section 12(j), registration of each class of Respondent's securities registered pursuant to Exchange Act Section 12 be, and hereby is, revoked.

By the Commission.

                                 Elizabeth M. Murphy
                                 Secretary

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[1] The findings herein are made pursuant to Respondent's Offer of Settlement and are not binding on any other person or entity in this or any other proceeding.

<u>Service List</u>

Rule 141 of the Commission's Rules of Practice provides that the Secretary, or another duly authorized officer of the Commission, shall serve a copy of the Order Making Findings and Revoking Registration of Securities Pursuant to Section 12(j) of the Securities Exchange Act of 1934 as to Chief Consolidated Mining Co. ("Order") on the Respondent and its legal agent.

The attached Order has been sent to the following parties and other persons entitled to notice:

The Honorable Robert G. Mahony
Administrative Law Judge
Securities and Exchange Commission
100 F St., N.E.
Washington, DC 20549-2557

Neil J. Welch, Jr., Esq.
Division of Enforcement
Securities and Exchange Commission
100 F St., N.E.
Washington, DC 20549-6010

Chief Consolidated Mining Co.
c/o Mr. Gordon Blankstein, CEO
15988 Silver Pass Rd.
P.O. Box 51
Eureka, UT 84628

Robert B. Murphy, Esq.
Dykema
1300 I St., NW, Suite 300 West
Washington, DC 20005-3353
(Counsel for Chief Consolidated Mining Co.)